March 17, 2006
Ms. Barbara C. Jacobs
Assistant Director
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	E Energy Adams, LLC Pre-Effective Amendment No. 2 to the Registration Statement on Form SB-2 Filed January 27, 2006 Registration No. 333-128902
Dear Ms. Jacobs:
     We are in receipt of your letter dated February 22, 2006, providing comments on our Pre-Effective Amendment No. 2 to the Form SB-2 registration statement as filed on January 27, 2006. We have reviewed your comments and the purpose of this letter is to provide our responses to your comments. In order to facilitate your review of our responses and the corresponding revisions to our registration statement, set forth below is each of your comments in chronological order immediately followed by our response. In addition, we are enclosing a redlined Pre-Effective Amendment No. 3 to Form SB-2, which tracks all of the revisions made pursuant to your comments as well as additional changes and supplements, which we identify and explain at the conclusion of the following comments and responses.
Form SB-2/A
General
1. Please update your financial statements pursuant to Item 301(g) of Regulation S-B.
RESPONSE: We have updated our financial statements as requested.
2. Please refer to prior comment 2 from our letter dated November 4, 2005 and prior comment 1 from our letter dated December 23, 2005. We note your statement that you have revised the prospectus in response to our previous comment. As previously requested, with respect to the information you have revised to indicate is based upon third-party statements, reports or articles, you should set forth in the prospectus the dates of all the reports cited. Also, you must supplementally provide us with support for all such third party statements. We note the large volume of information provided to us with your last response letter. However, none of the information in the reports provided was clearly marked to highlight the applicable portion or section containing the statistic and to cross-reference it to the appropriate location in your prospectus. In this regard, we continue to note your references to your feasibility study and the 2005 Annual Report from the Renewable Fuels Association, neither of which was provided to us in response to our prior comments. We also note that supplemental copies of all third party data referenced in the prospectus were not provided. For example, you provide us with a copy of the Renewable Fuel Association’s “U.S. Fuel Ethanol Production Capacity” chart updated through January 2005. However, your disclosure on pages 39-42 of the prospectus related to a similar chart updated through January 2006. Moreover, you failed to provide us with copies of all reports that set forth the information you use from United Bio-Energy, LLC, ProExporter Network, Hart’s Renewable Fuel News, etc. (specifically, the data contained in the charts located on pages 36, 37, 45, 46, 47, 48, and 51). Moreover, the information provided relating to statistics garnered from the USDA and the Energy Information Administration reports were not clearly marked to highlight the applicable portion or section containing the statistic and to cross-reference it to the appropriate location in your prospectus. Please provide us with copies of all third party reports for information set forth in the prospectus not previously provided. Please clearly mark to highlight the applicable portion or section of the report containing the statistic and cross-reference it to the appropriate location in your prospectus.
Finally, your response to our prior comment indicates that you paid $30,000 for the feasibility study referenced on pages 17, 47, and 48. Please file both this study and consents for the use of the information in the prospectus from PRX Geographic and Holbrook Consulting Services, LLC as exhibits to the registration statement with your next amendment. You should also revise your disclosure on page 85 to name PRX Geographic and Holbrook Consulting Services, LLC as experts. Please see Item 509(a) of Regulation S-B, Rule 436 of Regulation C and Item 601(b)(23) of Regulation S-B for additional guidance.
RESPONSE: Throughout the MD&A and Business sections, we have added the dates of any reports or documents cited. In addition, we have enclosed the reports with the relevant portions highlighted and with cross-references to the location of the information in the prospectus to facilitate your review.
Management’s Discussion and Analysis...page 25
Liquidity and Capital Resources, page 30
3. Please refer to prior comment 10 from our letter dated December 23, 2005. We reissue this comment in its entirety since we were unable to locate any revisions in the prospectus responsive to our prior comment. When you update your financial statements through December 31, 2005, please ensure that your discussion of results of operations is not merely a recitation of the information easily discernable from your balance sheet. Please provide a more detailed description of your current activities to allow investors to put the expensing you are incurring into context. Disclose the amounts being paid to related parties as consulting and/or other fees.

RESPONSE: We direct your attention to the disclosure paragraph following the Statement of Operations in the prospectus and also located in the MD&A under “Liquidity and Capital Resources.” We have supplemented our previous disclosure in response to this comment.
Estimated Sources of Funds, page 32
4. Please refer to prior comment 11 from our letter dated December 23, 2005. Please revise your prospectus to disclose to investors why you chose to estimate the sources of funds at the minimum, the maximum and 2, 393 units. In this regard, we note your response that it will be “in the best interests” of your company to finance the project using $24 million in equity proceeds, $1 million in seed capital, $5 million in tax increment financing, and $53 million in debt financing. Revise also to state your basis for this belief.
RESPONSE: We have revised the prospectus as suggested.
Description of Business, page 43
Regulatory Permits, page 54
     5. Please refer to prior comment 13 from our letter dated December 23, 2005. We note your response that you have filed as exhibits your agreements with HDR Engineering and ICM, Inc. We also note that you have engaged Antioch International, Inc. to assist you with rail engineering and design services. Please tell us if you are substantially dependent upon your agreement with Antioch.
RESPONSE: We believe we are substantially dependent on Antioch International, Inc., to assist us with engineering and design services for our project. We have attached our agreement with Antioch as an exhibit to this Pre-Effective Amendment No. 3 and have summarized the material terms and conditions of our agreement in the prospectus. See “MD&A – Transportation and Delivery.”
Federal Income Tax Consequences of Owning Our Units, page 77
6. Please refer to prior comments 16 and 17 from our letter date December 23, 2005. We continue to believe that your disclosure in “Federal Income Tax Consequences of Owning Our Units” may be confusing to investors. For example:
•	We note that your disclosure continues to state that the “tax opinion contained in this section and the opinion attached as exhibit 8.1 to the registration statement constitute the opinion of [y]our tax counsel, Brown, Winick, Graves, Gross, Baskerville & Schoenebaum, P.L.C., regarding [y]our classification for federal income tax purposes” (emphasis added). Since exhibit 8.1 is a short-form tax opinion which does little more than confirm that the tax discussion in the prospectus is counsel’s tax opinion, it is unclear what “opinion” of counsel is provided in exhibit 8.1. Please revise.

•	The material income tax consequences being opined upon by counsel remain unclear. Your revised disclosure states that the “material federal income tax consequences of owning our units are identified and discussed under each subheading contained in this section.” However, in the third paragraph, you state “with the exception of our tax counsel’s opinion that we will be treated as a partnership for federal income tax purposes, this section represents an expression of our tax counsel’s professional judgment regarding general federal income tax consequences of owning our units, insofar as it relates to matters of law and legal conclusions.” The purpose of this disclosure is unclear. Is counsel only opinion on your tax status as a partnership? If all other disclosure is “an expression of our tax counsel’s professional judgment regarding general federal income tax consequences of owing our units,” you should revise to so state. Moreover, you should revise specifically to disclose “matters of law and legal conclusions” that are either the opinion of tax counsel or the professional judgment of tax counsel separately from any disclosure of the “general federal income tax consequences” also included in the prospectus.

•	We further note the first sentence under the subheading “Partnership Status” states “it is the opinion of [counsel] that, assuming we do not elect to be treated as a corporation, we will be treated as a partnership for federal income tax purposes” (emphasis added). Considering the federal income tax consequences being opined upon is that you will be taxed as a partnership, this appears to be an inappropriate qualification. We will not object if tax counsel states that it has relied on representations by management as to the tax election that it intends to make. If management believes there is a substantial likelihood that you will elect to be treated as a corporation, then this should be prominently disclosed in the appropriate sections of the prospectus.

•	It is not clear that an opinion by tax counsel is provided under each subheading in this section. Some example are, but not limited to:
o	Whether you will be considered a “publicly traded partnership” under Section 7704 of the Code. It appears that tax counsel is only opining as to whether or not you will be subject to testing under the publicly traded partnership rules. Is it the opinion of tax counsel that you will fall within the safe harbors provisions described on pages 78-79? If tax counsel is unable to opine on the availability of the safe harbor provisions, revise your disclosure to state why it is unable to provide such an opinion at this time.

o	If it is the opinion of counsel that you will pay no taxes and your taxable year is the calendar year (see “Tax Treatment of our Operations; Flow-Through Taxable Income and Loss; Use of Calendar Year” of page 80), that investors will be required to report the allocable shares of income, gains, losses and deductions on their income tax returns (see “Tax Consequences to Unit Holders” on page 80), and that distributions to unit holders not in excess of the holder’s basis will not be taxable (see “Tax Treatment of Distributions” on page 80), please revise to so state.

o	We note your disclosure under the subheading “Tax Credits to Unit Holders-Small Ethanol Producer Tax Credit” that, because you expect to be classified as a partnership for tax purposes, you would expect to pass the tax credits through to your unit holders. Since tax counsel is opining that you will be taxed as a partnership, please revise this disclosure accordingly.

o	The information provided under the subheading “Deductibility of Losses; At-Risk and Passive Loss Limitations” appears to be a general discussion of some of the circumstances under which a unit holder may deduct losses allocate to him and not an opinion of counsel. Please advise. This comment also applies to what appears to be a general discussion of other tax concerns in the disclosure under the subheadings “Alternate Minimum Tax,” “Effect of Tax Code Section 754 Election on Unit Transfers,” “Audit of Income Tax Returns,” and “Interest on Underpayment of Taxes; Accuracy-Related Penalties; Negligence Penalties.”
RESPONSE: We have extensively revised our disclosures throughout this section as requested in order to clarify that our tax counsel’s tax opinion is limited to the Company’s classification and treatment as a partnership for federal income tax purposes. All other statements concerning the material federal income tax consequences of ownership of our units are outside the scope of this tax opinion but are provided as an expression of our tax counsel’s professional judgment concerning the impact of our tax treatment as a partnership.
Part II
Exhibit 8.1
7. Please refer to prior comment 21 from our letter dated December 23, 2005. Since you did not file a new tax opinion with this amendment, we reissue our prior comment in full. We note your statement that the discussion in the registration statement “is a general description of the principal federal income tax consequences that are expected to arise from the ownership and disposition of Units, insofar as it relates to matters of law and legal conclusions...[and] addresses all material federal income tax consequence to prospective unit holders of the ownership and disposition of units.” Please revise your tax opinion to state, if true, that the disclosure under the heading “Federal Income Tax Consequences of Owning Our Units: is the opinion of counsel as to all material federal income tax consequences to prospective unit holders of the ownership and disposition of units. It is not sufficient for counsel to provide a “general description” of such consequences.

     RESPONSE: Our tax counsel has revised its tax opinion to state that its tax opinion is limited to the Company’s classification and treatment as a partnership for federal income tax purposes. All other material federal income tax consequences discussed in the prospectus are not included in the tax opinion but are provided solely to assist investors in understanding the tax implications of the Company’s classification and treatment as a partnership for federal income tax purposes. The revised tax opinion is being filed with this Pre-Effective Amendment No. 3.
Additional Updates and Changes by the Registrant
We would like to direct the Commission’s attention to additional updates and changes to Pre-Effective Amendment No. 3 to our registration statement on Form SB-2 as follows:
We have updated the Renewable Fuels Association chart showing planned and operational ethanol plants in the section of our prospectus entitled “INDUSTRY OVERVIEW – Our Primary Competition.”
As a result of updating our financial statements to cover our first fiscal quarter ending December 31, 2005, we have made several modifications to our disclosures throughout the prospectus corresponding to the updated financial information.
We have amended and restated our project development agreement with Jack Alderman in response to a comment from the Kansas Office of the Securities Commissioner and the amended and restated agreement is being filed as Exhibit 10.4 with this Pre-Effective Amendment No. 3.
We have updated industry information where available. For example, this filing reflects the USDA’s updated corn crop estimates.
Other Non-Substantive Revisions
In addition to the above-described updates, we also made numerous minor formatting, grammar-related, and/or typographical revisions, none of which altered the substance of our registration statement.
Status of Review of Form SB-2 by Florida, Iowa, Kansas, Missouri, Nebraska, South Dakota, and Wisconsin Securities Departments

Florida:	Pending.

Iowa:	Pending.

Kansas:	Pending.

Missouri:	Pending.

Nebraska:	Pending.

South Dakota:	Pending.

Wisconsin:	Pending.

Sincerely, E ENERGY ADAMS, LLC
By:	/s/ Jack Alderman
Jack Alderman, Chairman and President

Enclosures

cc:	Jack Herstein, Nebraska Bureau of Securities
Thomas E. Alberts, Iowa Securities Bureau
Earl Saulter, Florida Office of Financial Regulation
Patrick Morgan, Missouri Securities Division
Leonore Friez, South Dakota Division of Securities
Mary Wells, Wisconsin Department of Financial Institutions
Lynn Hammes, Office of the Kansas Securities Commissioner